FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated March 14, 2022

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

Further to the inside information communicated on 24 February 2022 (registration number 1334), and having obtained the appropriate regulatory authorization, Banco Santander hereby gives notice of the commencement of a new program to repurchase own shares (the “Buy-Back Programme” or the “Programme”) for a maximum amount of 865 million euros.The Buy-Back Programme will be executed pursuant to the resolutions adopted by the general shareholders’ meeting held on 3 April 2020 and in accordance with the provisions of Article 5 of Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (the "Market Abuse Regulation") and in Commission Delegated Regulation (EU) 2016/1052 (the "Delegated Regulation"), and will have the following characteristics:.

▪	Purpose of the Buy-Back Programme: to reduce the Bank’s share capital through the redemption of the shares acquired under the Programme in the share capital reduction submitted for approval by the 2022 Annual Shareholders' Meeting under item 7ºC of the agenda, subject to regulatory approval.
▪	Maximum investment: the Buy-Back Programme will have a maximum monetary amount of €865 million (equivalent to approximately 20% of the Group's underlying profit in the second half of 2021).
▪	Maximum price: Banco Santander intends to implement the Buy-Back Programme in a way that causes the average purchase price of shares not to exceed 4.12 euro, corresponding to the tangible book value per share at 31 December 2021.
▪	Maximum number of shares: The maximum number of shares that may be acquired pursuant to the Programme will depend on the average price at which they are acquired, but will not exceed 10 % of the Bank’s share capital. Assuming that the average purchase price at which shares are acquired pursuant to the Programme were 2.8640 euros (corresponding to the closing price of the Bank’s share in the Spanish Stock Exchanges of March 11th, 2022), the maximum number of shares that would be acquired would be 302,025,139 (1.74% of the Bank’s share capital).
▪	Other conditions: shares will be purchased at market price, subject to the following restrictions:

-	The Bank may not purchase shares at a price higher than the greater of the following two: (a) the price of the last independent trade, or (b) the highest current independent purchase bid on the trading venue where the purchase is carried out. In no event will the price be higher than a 3% excess of the last listing price for trading operations in which the Bank does not act for its own account on the Spain’s Automated Quotation System (Mercado Continuo).

-	The Bank may not purchase on any trading day more than 25% of the average daily volume of the Bank’s shares on the trading venue on which the purchase is carried out. For the purposes of the above computation, the average daily volume will be based on the average daily volume traded in the twenty (20) business days preceding the date of each purchase.

▪	Indicative duration of the Buy-Back Programme: from 15 March 2022 to 18 May 2022. However, the Bank reserves the right to terminate the Buy-Back Programme if, prior to its expiry date, the maximum monetary amount is reached or if any other circumstances so advise.
▪	Execution of the Buy-Back Programme: the Programme will be executed by the team that, in accordance with the Bank’s treasury stock policy, is responsible for the execution of treasury shares transactions. Acquisitions under the Buy-Back Programme will be made only in trading venues located in Spain.

The interruption, termination or modification of the Buy-Back Programme will be duly communicated to the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores). Transactions under the Buy-Back Programme will be publicly disclosed within 7 days of their execution.

Boadilla del Monte (Madrid), March 14th, 2022

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

This document contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2. of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on 1 March 2021, as well as the section “Alternative performance measures” of the annex to the Banco Santander Q4 2021 Financial Report, published as Inside Information on 2 February 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this document, are non-IFRS measures.

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Banco Santander advises that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. Found throughout this document, they include (but are not limited to) statements on our future business development, economic performance and shareholder remuneration policy. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from our expectations. The following important factors, among others, could affect our future results and could cause materially different outcomes from those anticipated in forward-looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the COVID-19 pandemic in the global economy); (2) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (3) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the United Kingdom, other European countries, Latin America and the US; (5) changes in legislation, regulations or taxes, including regulatory capital and liquidity requirements, especially in view of the UK exit from the European Union and increased regulation in response to financial crisis; (6) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (7) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire group or significant subsidiaries.

Numerous factors could affect our future results and could cause those results deviating from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are informed by the knowledge, information and views available on such date. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

No offer

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this document nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this document is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements about historical performance or accretion must not be construed to indicate that future performance, share price or future earnings (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this document should be taken as a profit forecast.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 14, 2022	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance